UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Results of Operations and Financial Condition

On February 11, 2026, the Company issued a press release announcing its financial results for the quarter and year ended December 31, 2025. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Departure of Director; Appointment of New Director

On February 9, 2026, the board of directors of the Company (the “Board”) received notice from one of its directors, Nan Li, that he would step down as a member of the Board, effective February 9, 2026. Mr. Li’s decision was not due to any disagreement with the Company’s management or Board. The Board thanks Mr. Li for his service.

Li Wang was appointed to the Board, also effective February 9, 2026, by the Company’s shareholder, China Resources (Holdings) Company Limited (“China Resources”), to replace Mr. Li. Mr. Wang will serve as a director until the close of the annual general meeting to be held in 2027 and until his successor is duly elected and qualified (or his earlier death, resignation or removal).

Mr. Wang is the General Manager of the Operations Management Department of China Resources Enterprise, Limited. He currently also serves as a board member of several private companies such as CR Verlinvest Health Investment Limited, City Super (BVI) Limited and Shenzhou Space Biotechnology Group. Mr. Wang holds a Bachelor of Transportation Engineering (Logistics) from the Beijing Jiaotong University and a Master of Management Science and Engineering from Technology Zhengce and Management Science Research Institute, Chinese Academy of Sciences.

Mr. Wang was appointed pursuant to China Resources’ board appointment rights, which are described under “Appointment Rights” in Item 6.A of the Company’s annual report on Form 20-F (the “Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2025.

Other than with respect to China Resources’ board appointment rights, there are no transactions in which Mr. Wang has an interest requiring disclosure under Item 7.B of the Form 20-F. Additionally, Mr. Wang does not have any family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. Mr. Wang will be entitled to standard compensation available to all non-employee directors (as described under “Executive Officer, Non-Executive Director and Key Management Compensation” in Item 6.B of the Form 20-F).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Oatly Group AB, dated February 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oatly Group AB

Date: February 11, 2026	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer